INTEGRATED PAVING CONCEPTS INC.
102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 • Internet: www.streetprint.com

LAURA WILLIAMS, ASSISTANT CONTROLLER
Direct Telephone Extension: 225 • Email: laura.williams@streetprint.com

02049099

July 30, 2002

SUPPL

02 AUG -7 AM 12:30

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

Dear Sirs;

Re: Integrated Paving Concepts Inc. (the "Company")
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated July 30, 2002.

Yours very truly,

PROCESSED
AUG 08 2002
P
THOMSON
FINANCIAL

Laura Williams
Assistant Controller

llw
Enclosure

dlw 8/7

INTEGRATED PAVING CONCEPTS INC.

NEWS RELEASE

Financial Results for
the Six Months Ended June 30, 2002

Surrey, Canada, July 30, 2002 – Integrated Paving Concepts Inc. (Symbol – IPA) releases today, unaudited summary operating results for the six months ending June 30, 2002.

Sales for the North American division for the six months ended June 30, 2002 were $4.7 million, slightly ahead of the same period last year. Start-up tooling sales declined by $200,000, offset by a $117,000 increase in coatings sales over the same period. StreetHeat SR-60 equipment sales totaled $862,000 for the second quarter of 2002 (introduced in June 2001). The North American division recorded an operating profit of $1.9 million compared to $1.6 million for the same period last year. The improvement in operating income when compared to last year is a direct result of cost control and, in particular, a reduction in wages and employee-related costs.

International sales for the first six months of 2002 were $1.3 million, the same as for the period in 2001. Similarly, the International division recorded an operating profit of $535,000 for the six-month period to date, which is $20,000 ahead of the same period last year.

As a result of operational cost savings when compared to the same period last year, the Company's second quarter earnings before income taxes and interest increased by $226,000 to $1.2 million. At June 30, 2002 the Company had a positive cash position of $1.7 million and positive working capital of approximately $4.0 million

Summary Financial Information (Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,	
		2002	2001	2002	2001
Revenue	$	4,735,601	4,937,091	6,051,271	6,017,978
Earnings before depreciation and interest		1,236,715	1,075,277	669,583	53,193
Depreciation and amortization		67,777	132,457	134,376	272,686
Interest income		(1,289)	(4,211)	(3,403)	(11,081)
Earnings (loss) before income taxes		1,170,227	947,031	538,610	(208,412)
Income taxes (recovery)		432,895	409,503	180,395	(52,723)
Net earnings (loss)	$	737,332	537,528	358,215	(155,689)
Earnings (loss) per share – basic and diluted	$	0.11	0.07	0.05	(0.02)

The shares of Integrated Paving Concepts Inc. trade under the symbol IPA on the Toronto Stock Exchange. Information regarding this news release, Integrated Paving Concepts Inc., or its products can be obtained by calling Dereck Hamada, Vice President Finance and Administration, Corporate Secretary at (604) 574-7510 ext.227 or email: dereck.hamada@streetprint.com.

Integrated Paving Concepts Inc.
Dereck Hamada, Vice President Finance and Administration, Corporate Secretary